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                                                                      Exhibit 20





           Excellence in Electronics, Telecommunications, Automotive,
                          Office Products, Publishing
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                                  NEWS RELEASE

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FOR IMMEDIATE RELEASE              CONTACT:          DAVID A. KAUER
                                                           TREASURER
                                                          (614) 792-0468

                    INSILCO ACQUIRES LINGEMANN HEAT EXCHANGER
                                 TUBING BUSINESS

         COLUMBUS, OHIO, JULY 10, 1996 - INSILCO CORPORATION (NASDAQ:INSL) today announced it has acquired the automotive aluminum tubing business of Helmut Lingemann GmbH & Co. The transactions include the purchase of stock of Lingemann's German subsidiary, ARUP Alu-Rohr und-Profil GmbH, technology rights from its equipment development subsidiary, Helmut Lingemann Maschinenbau GmbH, and the assets of its Duncan, South Carolina based Helima-Helvetion International, Inc. The cash transaction is valued at approximately $31 million, plus transaction fees and expenses, and is subject to certain adjustments.

         The acquired businesses manufacture and market aluminum tubing used in a variety of automotive heat exchanger applications, including radiators and charged air coolers for automobiles and trucks. The Dortmund, Germany based operation is a leading supplier of aluminum tubing to the European automotive market, with 1995 pro forma sales of approximately $19 million. The South Carolina operation generated approximately $4 million in automotive tubing sales in 1995.

         Robert L. Smialek, Insilco Chairman and CEO, stated, "This acquisition strategically positions our Thermal Components Group as an important participant in the growing European automotive aluminum tube market. The rising proportion of air conditioners in European automobiles and the use of charged air coolers in more fuel efficient engines represents an exciting growth opportunity. Lingemann's U.S. aluminum tube manufacturing equipment will bring needed production capacity to our Thermal Components Division. In addition, the combination of production technologies and know-how with our Thermal Components Group will give us the ability to better serve our existing customers and potentially opens new applications for welded aluminum tubing."

         Insilco Corporation, based in suburban Columbus Ohio, with 1995 sales of $561 million, is a diversified manufacturer of industrial components serving the telecommunications, electronics and automotive markets, as well as a marketer/manufacturer of office and specialty publishing products. The company's business units include Rolodex, a leading marketer of


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office products; Taylor Publishing, a major publisher of school yearbooks;
Thermal Components and Steel Parts Corporation serving the automotive and other industrial markets; and Insilco Technologies Group comprised of Stewart Connector Systems, Escod Industries, Stewart Stamping and Signal Transformer, serving the electronics and telecommunications markets.

Investor Relations Contact: David A. Kauer, (614) 792-0468 or write to Insilco Corporation, Investor Relations, 425 Metro Place North, Box 7196, Dublin, OH 43017 or call Melodye Demastus, Melrose Consulting (614) 771-0860.